

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:22 AM 02/07/2024
FILED 09:22 AM 02/07/2024
SR 20240392530 - File Number 3065499

CERTIFICATE OF INCORPORATION
OF
My Virtual Physician, Inc

FIRST: The name of the corporation is: My Virtual Physician, Inc (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 1,000,000 shares having a par value of $0.01 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"), and the directors comprising the Board (the " Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is DAVID L HOWARD, the mailing address of which is 1 BERGEN ST, APT 234, HARRISON, NJ 07029.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this February 02, 2024.

DAVID L HOWARD, Incorporator